Mail Stop 6010

September 11, 2006

Mr. Kevin P. March
Chief Financial Officer
Texas Instruments, Inc.
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266

  Re: **Texas Instruments, Inc.**
    Form 10-K for the Year Ended December 31, 2005 and related filings
    File No. 001-03761

Dear Mr. March:

  We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant